SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

26 November 2009

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated

                   re: Result of EGM

114/09    26 November 2009

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM THE UNITED STATES, HONG KONG, ISRAEL, JAPAN, THAILAND OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

LLOYDS BANKING GROUP ANNOUNCES RESULTS OF GENERAL MEETING IN CONNECTION WITH THE PROPOSED ALTERNATIVE TO THE GOVERNMENT ASSET PROTECTION SCHEME COMPRISING A RIGHTS ISSUE AND LIABILITY MANAGEMENT EXERCISE BY WAY OF EXCHANGE OFFERS, TOGETHER WITH THE HMT TRANSACTIONS AND SHARE SUBDIVISION

Unless otherwise defined in this announcement, capitalised terms shall have the same meaning as in the circular (the "Circular") to shareholders distributed by Lloyds Banking Group plc (the "Company") on 3 November 2009 in connection with the proposed alternative to the Government Asset Protection Scheme.

The Company today held a General Meeting to vote on the resolutions set out in the Notice of General Meeting contained in the Circular. All resolutions were passed on a poll by a significant majority.

The results of the poll on each Resolution are set out below:

	Resolution	For (%)	Against (%)	Votes Withheld*
Ordinary Resolutions
1	To approve the Share Subdivision	18,701,841,141 shares (99.75%)	46,263,123 shares (0.25%)	49,945,588 shares
2	To authorise the directors to allot shares or grant rights to subscribe for shares pursuant to the Rights Issue and the Exchange Offers	18,675,252,606 shares (99.61%)	73,557,702 shares (0.39%)	49,042,199 shares
3	To provide the directors with a general authority to allot shares or grant rights to subscribe for shares	18,570,652,039 shares (99.05%)	177,313,407 shares (0.95%)	49,972,044 shares
4	To approve the HMT Transactions1	6,924,366,846 shares (99.68%)	22,546,771 shares (0.32%)	52,234,311 shares
5	To authorise the capitalisation issue of New Limited Voting Shares	18,715,456,731 shares (99.75%)	47,220,493 shares (0.25%)	34,943,381 shares
Special Resolutions
6	To approve the amendment of the Articles of Association	18,699,930,535 shares (99.76%)	44,269,660 shares (0.24%)	53,051,905 shares
7	To provide the Company with authority to make market purchases of the Existing Preference Shares	18,726,174,823 shares (99.89%)	20,026,285 shares (0.11%)	51,161,239 shares
8	To provide the Company with authority to make off-market purchases of the Equiniti Existing Preference Shares	18,724,567,244 shares (99.89%)	20,210,082 shares (0.11%)	52,589,390 shares
9	To provide the Company with authority to make off-market purchases of the BNY Existing Preference Shares	18,723,854,414 shares (99.89%)	20,052,937 shares (0.11%)	53,307,316 shares
10	To provide the Company with authority to make off-market purchases of the 6.3673% Preference Shares	18,724,062,465 shares (99.89%)	20,468,381 shares (0.11%)	52,786,112 shares
11	To provide the directors with authority to allot shares pursuant to the Rights Issue and the Exchange Offers on a non pre-emptive basis	18,594,483,762 shares (99.11%)	166,568,094 shares (0.89%)	36,368,067 shares
12	To provide the directors with a general authority to allot shares for cash on a non pre-emptive basis	18,678,561,159 shares (99.57%)	81,478,982 shares (0.43%)	36,940,589 shares

On 26 November 2009 there were 27,161,682,366 relevant shares2  in issue and 463 shareholders or persons representing shareholders attended the General Meeting. Shareholders were entitled to one vote per share.

* A vote withheld is not a vote in law and, therefore, has not been counted in the calculation of the proportion of votes for and against a resolution.

In accordance with the UK Listing Authority's listing rules, copies of the Resolutions will shortly be available for inspection at the Financial Services Authority's Document Viewing Facility which is situated at: the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information:

Investor Relations

Michael Oliver    +44 (0) 20 7356 2167

Director of Investor Relations

Email: michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe    +44 (0) 20 7356 1571

Senior Manager, Investor Relations

Email: douglas.radcliffe@ltsb-finance.co.uk

Media Relations

Shane O'Riordain    +44 (0) 20 7356 1849

Group Communications Director

Email: shane.o'riordain@lloydsbanking.com

It is expected that Admission will take place and that the dealings in the New Shares (nil paid) on the London Stock Exchange's main market will commence at 8.00 a.m. on 27 November 2009. It is expected that Nil Paid Rights will be credited to the stock accounts of Qualifying CREST Shareholders and enabled in CREST as soon as practicable after 8.00 a.m. on 27 November 2009.

This announcement does not constitute a prospectus or prospectus equivalent document. This announcement does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security.

This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the securities being issued in any jurisdiction in which such offer or solicitation is unlawful.

The Prospectus and Circular are available on the website of Lloyds Banking Group (www.lloydsbankinggroup.com) and in hard copy from Lloyds Banking Group's registered office. Copies of the Prospectus and Circular are also available for viewing at the Document Viewing Facility of the FSA (25 The North Colonnade, London E14 5HS) and are available for inspection at Lloyds Banking Group's registered office The Mound, Edinburgh EH1 1YZ as well as at the offices of Linklaters LLP (One Silk Street, London EC2Y 8HQ) during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) until Admission.

This announcement is not for distribution, directly or indirectly, in or into the United States, Hong Kong, Israel, Japan, Thailand or any other state or jurisdiction in which it would be unlawful to do so.  This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States.  The securities mentioned herein (the "Securities") have not been, and will not be, registered under the United States Securities Act of 1933 (the "Securities Act").  The Securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.  There will be no public offer of the Securities in the United States.

The Lloyds Banking Group Directors accept responsibility for the information contained in this announcement.  To the best of the knowledge and belief of the Lloyds Banking Group Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

1    HM Treasury was not permitted to vote on this Resolution 4

2    Figure does not include limited voting shares

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  26 November 2009